Filed Pursuant to Rule 433
Registration No: 333-134553

Final Terms and Conditions, July 9, 2007	Telephone: +1 212 528 1009

100% Principal Protected Lehman Brothers
Base Metals Basket Bonus Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/A+)

Issue Size:

$50,000 (re-opening to become fungible with the outstanding $7,521,000 Base Metals Basket Bonus Notes due June 29, 2010, issued on June 29, 2007, and the $85,000 aggregate principal amount issued on July 6, 2007, so that the aggregate principal amount outstanding after these notes are issued will be $7,656,000)

CUSIP:	52517P3A7

Trade Date of Re-Opening	July 9, 2007

Original Trade Date:	June 22, 2007

Issue Date:	July 12, 2007

Maturity Date:	June 29, 2010, or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention.

Valuation Date:

5 Exchange Business Days prior to the Maturity Date; provided that, upon the occurrence of a Disruption Event with respect to a Component Commodity, the Valuation Date for the affected Component Commodity may be postponed (as described in “Disruption Events” below).

Issue Price:	100%

Component Commodities:	Copper, Nickel, Aluminum and Zinc

Copper:	Copper – Grade A

Nickel:	Primary Nickel

Zinc:	Special High Grade Zinc

Aluminum:	High Grade Primary Aluminum

Redemption Amount:	A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Supplemental Redemption Amount, if any.

Supplemental Redemption Amount:	A single U.S. dollar amount equal to the principal amount of the notes multiplied by:
	Basket Return	if the Basket Return is greater than 30.000%

	30.0%	if the Basket Return is greater than –8.000% but equal to or less than 30.000%

	0.0%	if the Basket Return is equal to or less than –8.000%

Basket Return:	The sum of the Weighted Component Commodity Returns, expressed as a percentage (rounded to three decimal places)

Weighted Component Commodity Returns:	For each Component Commodity:
	Component Commodity Weighting x	Final Commodity Price - Commodity Strike
		Commodity Strike

Component Commodity Weighting:	Component Commodity	Component Commodity Weighting
	Copper	25%
	Nickel	25%
	Zinc	25%
	Aluminum	25%

Commodity Strike:	For each Component Commodity, the Commodity Price on the Original Trade Date, as set forth below:

	Component Commodity	Commodity Strike
	Copper	$7,510
	Nickel	$37,605
	Zinc	$3,525
	Aluminum	$2,659.5

Final Commodity Price:	For each Component Commodity, the Commodity Price on the Valuation Date.

Commodity Price:

For each Component Commodity,  the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Relevant Exchange

For each Component Commodity, the London Metal Exchange, or its successor, or if the London Metal Exchange is no longer the principal exchange or trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded.

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below relating to one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

•      for each Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•      for each Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding Exchange Business Day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled Exchange Business Days following the scheduled Valuation Date, then (a) that third Exchange Business Day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or more Component Commodities is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity means any of the following events, as determined in good faith by the Calculation Agent:

(A)          the suspension of or material limitation on trading in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange;

(B)          either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, the Component Commodity;

(C)          the failure of the Relevant Exchange to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price);

(D)          the occurrence since the Original Trade Date of a material change in the content, composition, or constitution of the Component Commodity; or

(E)           the occurrence since the Original Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.

For the purpose of determining whether a Disruption Event has occurred:

(1)           a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)           a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in a Component Commodity by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)           a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

Exchange Business Day

A day, as determined in good faith by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Business Days	New York

Business Day Convention	Following

Underwriter:	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Commodity Services Inc.

Denomination:	US$1,000 and integral multiples of US$1,000

Issue Type:	US MTN

Fees:		Price to Public (1)	Fees(2)	Proceeds to the Issuer

	Per note	$ 1,000	$ 20.00	$ 980.00
	Total	$ 60,000	$ 1,200.00	$ 58,800

(1)  The price to public includes the cost of hedging the Issuer’s obligations under the notes through one or more of the Issuer’s affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit the Issuer’s affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)  Lehman Brothers Inc. will receive commissions equal to $20.00 per $1,000 principal amount, or 2.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes is subject to risks associated with the performance of the Components Commodities.

The return on the notes at maturity is dependent on the Basket Return, which in turn depends on the performance of the prices of the Component Commodities (Copper, Nickel, Aluminum and Zinc).  Because the notes do not bear interest, your return on the notes will depend solely on the Supplemental Redemption Amount, if any, paid on the Maturity Date.  If the Basket Return is equal to or less than –8.0%, no Supplemental Redemption Amount will be payable on the notes (i.e., the Supplemental Redemption Amount will be zero), and you will receive at maturity only the return of the principal you invested.

The prices of the Component Commodities are primarily affected by the global demand for and supply of the Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global industrial economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production and gross domestic product in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, and which will tend to affect prices of a Component Commodity worldwide, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any Component Commodity and thus, the return on the notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of the Component Commodity and futures contracts on the Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodity into the market or the introduction of substitute products or commodities.  In addition, there are substitutes for each of the Component Commodities in various applications, and the availability and price of these substitutes (and in particular, a decrease in the price of any of these substitute commodities) will also affect demand for a Component Commodity and may have a material adverse effect on the price of a Component Commodity.

Specific factors affecting the price of Aluminum.  The price of aluminum is primarily affected by the global demand for and supply of aluminum, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for aluminum include the automobile, packaging and construction sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications. Their availability and price will also affect demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include transportation problems, labor strikes and shortages of power and raw materials.

Specific factors affecting the price of Copper.  The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing.   Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Specific factors affecting the price of Nickel.  The price of nickel is primarily affected by the global demand for and supply of nickel. Primary nickel improves the durability and strength of steel and provides corrosion resistance, allowing for the production of stainless steel, which is the primary consumer of primary nickel. It is also used in the production of special metal alloys, many of which are used in automotive parts.  Russia has the world’s largest nickel reserves and therefore is the largest nickel producer, while Australia and Canada are also significant producers.

Specific factors affecting the price of Zinc.  The price of zinc is primarily affected by the global demand for and supply of zinc.  The manufacture of galvanized steel, which adds protection against corrosion to steel-based building structures, vehicles, machinery and general household equipment, accounts  for a significant percentage of world-wide zinc demand.  Accordingly, the demand for zinc is highly correlated to the supply of and demand for galvanized steel, which is in turn heavily dependent on the automobile and construction sectors.   The largest reserves of zinc concentrate (the raw material) are in Australia, Canada, China and Latin American countries (particularly Peru).

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the notes. It is expected that the market value of the notes will depend on where the prices of the Component Commodities are trading relative to the Commodity Strikes.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes when the price of one or more of the Component Commodities is trading at a level below its respective Commodity Strike, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

The forward prices of the Component Commodities are currently lower than spot prices, which imply a decline in spot prices over time.  Your return on the notes depends solely on the Basket Return being greater than zero on the Valuation Date, which in turn depends on the prices for the Component Commodities having appreciated in aggregate relative to their prices on the Original Trade Date.  However, the prices for the Component Commodities are currently in “backwardation”, meaning that the forward prices are currently lower than the spot prices, and which implies that the prices of the Component Commodities are expected to decrease in the future.  If the prices of the Component Commodities on the Valuation Date are in aggregate lower than on the Original Trade Date, the Basket Return will be negative and no Supplemental Redemption Amount will be payable on the notes (i.e., the Supplemental Redemption Amount will be zero and you will receive at maturity only the principal amount you invested).

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of the Component Commodities increases or decreases, the market value of the notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities and futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities and, therefore, the value of your notes.

Active trading in Component Commodity options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Component Commodities and futures contracts on the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the underlying Component Commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to the one or more of the Component Commodities or futures contracts on the Component Commodities and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The use of a return on a basket of Component Commodities instead of a single Component Commodity return may adversely affect the return on your investment.

The Supplemental Redemption Amount, if any, payable on the notes is based on the Basket Return, which in turn is based on the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

The notes are subject to risks associated with a lack of diversification.

Because the notes are linked to the Component Commodities, it will be less diversified than other notes linked to a broader range of products, and therefore could experience greater volatility.  Additionally, the Component Commodities are concentrated in the base metals sector only.  Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

The return on your notes may not reflect all developments in the Component Commodities.

Because the Supplemental Redemption Amount will be based on the Basket Return, which in turn is calculated based on the Final Commodity Price for each Component Commodity on the Valuation Date, which is a single Exchange Business Day near the end of the term of the notes, the prices of the Component Commodities at other times during the term of the notes or at the Maturity Date could be higher than the Final Commodity Prices for the Component Commodities on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the notes or if there is significant volatility in the prices of the Component Commodities during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell futures contracts on the Component Commodities on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves futures contracts on the Component Commodities, and an investment in the notes does not constitute either an investment in the Component Commodities, futures contracts on the Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Component Commodities.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Copper, Nickel, Zinc, Aluminum and other base metals. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other base metals. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the Component Commodities and other base metals may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate the Component Commodities and other base metal markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Component Commodity or other base metal price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities or other base metals constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component Commodities, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in Copper, Nickel, Aluminum or Zinc or Copper, Nickel, Aluminum or Zinc futures contracts, constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs with respect to a

Component Commodity and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled Exchange Business Days after the Valuation Date, the price for the affected Component Commodity used to calculate the Basket Return will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.  In the event the Valuation Date for one or more Component Commodities is delayed, the Basket Return may be lower, and could result in the Supplemental Redemption Adjustment Amount being lower, than what you may have anticipated based on the last available price for any affected Component Commodity as of the scheduled Valuation Date.

There are specific risks you should consider relating to the trading of commodities on the London Metal Exchange.

The Final Commodity Price of Copper, Nickel, Aluminum and Zinc will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity, 63 months forward for each of Aluminum and Copper and 27 months for each of Nickel and Zinc), in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Basket Return and, therefore, the Supplemental Redemption Amount, could be adversely affected.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Information on the Component Commodities

Whether the Supplemental Redemption Amount will be payable on the Maturity Date will be determined by the Basket Return, which is dependent on the official settlement price on the Valuation Date of Copper, Nickel, Aluminum and Zinc for cash delivery, expressed as the U.S. dollar price per metric ton of Copper, Nickel, Aluminum and Zinc, as made public by the LME.  Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the LME and the trading of Copper, Nickel, Aluminum and Zinc on the LME from publicly available sources.  Information concerning the LME and Copper, Nickel, Aluminum and Zinc trading on the LME reflects the policies of, and is subject to change without notice by, the LME.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The daily Commodity Price for each Component Commodity is published on (a) for Copper, Bloomberg page “LOCADY Commodity <Go>“, (b) for Nickel, Bloomberg page “LONIDY Commodity <Go>“, (c) for Aluminum, Bloomberg page “LOAHDY and (d) for Zinc, Bloomberg page “LOZSDY Commodity <Go>“. Each daily Commodity Price is also displayed on Reuters page MTLE.

The Commodity Futures Markets

An exchange-traded futures contract is a bi-lateral contract that provides for the future purchase and sale of a specified type and quantity of a commodity for a fixed price. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom).  Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Copper, Nickel, Aluminum and Zinc Trading on the LME

According to publicly available information, the LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, nickel, aluminum and zinc — as well as lead, tin, and aluminum alloy — are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers.  Further, the LME does not require client orders to be exposed to the market via LME Select, inter-office dealing or the floor of the exchange trading, and LME members may, at their option (unless they have specific client instructions to the contrary) cross the order against their own book or that of another customer, rather than expose it to the market.  As a result price discovery will take place against LME members’ net exposures during the relevant LME second ring (as discussed below).

In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts are be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity).  Further, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The trading on the LME is transacted through open-outcry sessions on the LME floor, electronically on LME Select (the LME’s official electronic trading platform) and through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 am to 1:05 pm and from 2:55 to 4:15 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

Aluminum was introduced as a contract on the LME in December 1978 and today’s High Grade Primary Aluminum Contract began trading in August 1987.  Aluminum trades on the LME in units of 25 metric tons and the settlement price of Aluminum for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Aluminum contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Copper has traded on the LME since its establishment.  The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper – Grade A contract in June 1986.  Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Copper contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Nickel has traded on the LME since 1979.  The Nickel contract is for primary nickel.  Nickel trades on the LME in units of 6 metric tons and the settlement price of Nickel for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Nickel contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

Zinc has traded on the LME unofficially since its establishment and officially since 1915, and the Zinc contract has undergone a number of upgrades, most recently to the current Special High Grade contract in June 1986.  Zinc trades on the LME in units of 25 metric tons and the settlement price of Zinc for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Zinc contracts on the LME may be established for delivery daily from one day

(cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

Historical Component Commodity Prices and Basket Return

The following charts show the daily Commodity Price for each Component Commodity, expressed as the U.S. dollar price per metric ton, on the LME from July 5, 2002 through July 6, 2007, using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on the Commodity Prices are not necessarily indicative of the future performance of the Commodity Prices for the Component Commodities, the Basket Return, or what the value of the notes may be.  Fluctuations in the Commodity Prices for the Component Commodities make it difficult to predict whether or not the Basket Return will be greater or less than 0.000% and consequently, whether the Supplemental Redemption Amount will be payable at maturity or what that Supplemental Redemption Amount, if any, may be.  Historical fluctuations in the Commodity Prices for the Component Commodities, and the resulting Basket Return, may be greater or lesser than fluctuations experienced by the holders of the notes.

The following chart shows the hypothetical daily historical Basket Return based on the hypothetical composite performance of the Commodity Prices for the Component Commodities on the LME, using historical data from July 5, 2002 through July 6, 2007, obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  For purposes of illustration only, the Basket Return shown in the chart below was indexed to a level of 0.0 on July 5, 2002, based upon the Commodity Prices for the Component Commodities on that day, and the composite value of the Component Commodities on any subsequent day was obtained by using the calculation of the Basket Return described above.

Under the terms of the notes and for purposes of calculating the Supplemental Redemption Amount (if any), the initial Basket Return was indexed to a level of 0.0 on the Original Trade Date, based on the Commodity Strikes for the Component Commodities on the Original Trade Date.

 Hypothetical Redemption Amount Payment Examples

If the Basket Return on the Valuation Date is greater than 30% on the Valuation Date, the Supplemental Redemption Amount payable on the Maturity Date will equal the product of the principal amount of the notes and the Basket Return.  If the Basket Return on the Valuation Date is greater than –8.0% but equal to or less than 30.0%, the Supplemental Redemption Amount payable on the Maturity Date will equal the product of the principal amount of the notes and 30.0%.  However, if the Basket Return on the Valuation Date is equal to or less than –8.0%, no Supplemental Redemption Amount will be payable on the notes (i.e., the Supplemental Redemption Amount will be zero), and you will receive at maturity only the principal amount you invested.

The table and examples below illustrate the hypothetical Redemption Amount at maturity (including the payment of the applicable Supplemental Redemption Amount, if any) per $1,000 in principal amount of notes, based on hypothetical values for the Basket Return of +100.0% to -100.0% and hypothetical Weighted Component Commodity Returns comprising the associated Basket Return (each of which values will be determined on the Valuation Date).  The examples below also reflect the Commodity Strike values of $7,510 for Copper, $37,605 for Nickel, $2,659.5 for Aluminum and $3,525 for Zinc (which were set on the Original Trade Date).  The following results are based solely on the hypothetical examples cited; the trading performances of Copper, Nickel, Aluminum and Zinc and the associated Basket Returns have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Commodity Prices for the Component Commodities or of the Basket Return.  Numbers in the table and examples below have been rounded to two decimal places for ease of analysis.

Basket Return	Greater of Basket Return, 30% and 0%	Supplemental Redemption Amount		Principal		Redemption Amount
+100.00%	+100.00%	$1,000	+	$1,000	=	$2,000
+75.00%	+75.00%	$750	+	$1,000	=	$1,750
+50.00%	+50.00%	$500	+	$1,000	=	$1,500
+30.00%	+30.00%	$300	+	$1,000	=	$1,300
+15.00%	+30.00%	$300	+	$1,000	=	$1,300
+8.00%	+30.00%	$300	+	$1,000	=	$1,300
+5.00%	+30.00%	$300	+	$1,000	=	$1,300
0.00%	+30.00%	$300	+	$1,000	=	$1,300
-5.00%	+30.00%	$300	+	$1,000	=	$1,300
-8.00%	0%	$0	+	$1,000	=	$1,000
-30.00%	0%	$0	+	$1,000	=	$1,000
-50.00%	0%	$0	+	$1,000	=	$1,000
-100.00%	0%	$0	+	$1,000	=	$1,000

The following examples illustrate the total returns set forth in the table above, based on various scenarios for the Basket Return:

Example 1:  Copper, Nickel, Aluminum and Zinc each depreciate relative to their Component Commodity Strikes, resulting in a Basket Return of –7.00% and a Supplemental Redemption Amount of $300 per $1,000 principal amount of notes.

Component Commodity	Commodity Strike (on the Original Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Copper	$7,510.00	$6,759.00	–10.00%	*	1/4	=	–2.50%
Nickel	$37,605.00	$30,084.00	–20.00%	*	1/4	=	–5.00%
Aluminum	$2,659.50	$2,446.74	–8.00%	*	1/4	=	–2.00%
Zinc	$3,525.00	$3,454.50	–2.00%	*	1/4	=	–0.50%
			Basket Return			=	–7.00%
		Supplemental Redemption Amount				=	$300.00 (30.00% * $1,000)

Example 2:  Copper, Nickel, Aluminum and Zinc each depreciate relative to their Component Commodity Strikes, resulting in a Basket Return of -30.00% and, because the Basket Return is less than –8.0%, a Supplemental Redemption Amount of zero.

Component Commodity	Commodity Strike (on the Original Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Copper	$7,510.00	$6,008.00	–20.00%	*	1/4	=	–5.00%
Nickel	$37,605.00	$22,563.00	–40.00%	*	1/4	=	–10.00%
Aluminum	$2,659.50	$1,994.63	–25.00%	*	1/4	=	–6.25%
Zinc	$3,525.00	$2,291.25	–35.00%	*	1/4	=	–8.75%
			Basket Return			=	–30.00%
		Supplemental Redemption Amount				=	$0.00

Example 3:  Copper, Nickel, Aluminum and Zinc each appreciate relative to their Component Commodity Strikes, resulting in a Basket Return of 50% and a Supplemental Redemption Amount of $500 per $1,000 principal amount of notes.

Component Commodity	Commodity Strike (on the Original Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Copper	$7,510.00	$12,016.00	60.00%	*	1/4	=	15.00%
Nickel	$37,605.00	$52,647.00	40.00%	*	1/4	=	10.00%
Aluminum	$2,659.50	$3,856.28	45.00%	*	1/4	=	11.25%
Zinc	$3,525.00	$5,463.75	55.00%	*	1/4	=	13.75%
			Basket Return			=	50.00%
		Supplemental Redemption Amount				=	$500.00 (50% * $1,000)

Example 4:  Copper, Aluminum and Zinc each depreciate relative to their Commodity Strikes, while Nickel appreciates relative to its Commodity Strike, with the depreciation in Copper and Zinc more than offsetting the appreciation in Nickel and resulting in a Basket Return of -10.0% and, because the Basket Return is less than –8.0%, a Supplemental Redemption Amount of zero.

Component Commodity	Commodity Strike (on the Original Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Copper	$7,510.00	$6,008.00	–20.00%	*	1/4	=	–5.00%
Nickel	$37,605.00	$48,886.50	30.00%	*	1/4	=	7.50%
Aluminum	$2,659.50	$2,393.55	–10.00%	*	1/4	=	–2.50%
Zinc	$3,525.00	$2,115.00	–40.00%	*	1/4	=	–10.00%
			Basket Return			=	–10.0%
		Supplemental Redemption Amount				=	$0.00